WELLINGTON SHIELDS & CO., LLC

CODE OF ETHICS

It is the responsibility of Wellington Shields & Co., LLC (the "Company"), to maintain public trust in the financial markets by preserving their integrity.  Accordingly, the essence of the Company's Code of Ethics is a commitment to integrity.

We seek performance and a reputation reflecting the very best we can achieve: a firm that both creates economic value and acts by ethical principle.  We are responsible to a variety of parties in these endeavors, including our clients, our competitors, our regulators and the communities in which we operate.

The Company's ethical responsibilities require the support and personal commitment of all their employees.  Each employee must keep foremost in mind, while dealing with clients, competitors and fellow employees, that the integrity and reputation of the company as a firm is in question if ethical standards are not upheld.  Every member of the company shares responsibility for the integrity of the company as a whole.  The commitment to work guided by ethical principles is the most serious responsibility that a Company assumes upon joining the firm.  Our employees are expected to be guided by a sense of honor and motivated by a spirit of honesty.

Maintaining personal integrity involves more than a strict observance of the securities laws and regulations and the internal corporate policies which relate to them.  Integrity involves an awareness and active support of the ethical principles that lie behind the legal rules.  Integrity also requires loyalty to the firm and to its clients, fair and honest treatment of competitors and their clients, and respect and concern for fellow employees.  Integrity is not an occasional requirement but a continuing commitment.

It is a managerial responsibility to make ethical behavior and efficient performance complementary.  Managers must measure excellence by qualitative values as well as by quantitative results.  They must encourage all employees to be alert to ethical ambiguity and to ask tough questions.  Managers must respond promptly to employee concerns about possible violations of laws and regulations.  It is management's responsibility to sustain an open, accountable environment where a spirit of honor can thrive.  Only in such an environment can an attitude prevail by which every individual member of the Company community shares responsibility for the integrity of the firm as a whole.

The Company employees are expected to live by the highest standards of ethical conduct in their relationships with each other, the firm, customers and the public.  If they perceive lapses in those standards, they are expected to report them to their superiors.

The Company's reputation for integrity and the trust and confidence of its clients are major reasons for the firm's success.  These attributes are the result of many years of honest and honor-able dealing.  They require a continuing commitment to act by ethical principles while providing superior client service.